Exhibit 12.1

GUIDEWIRE SOFTWARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Year Ended July 31,					Six Months Ended January 31, 2018
	2013	2014	2015	2016	2017
EARNINGS:
Income/(loss) before provision for income taxes	30,122.9	19,946.8	16,740.0	20,781.9	33,276.4	(28,510.6)
Add: Fixed Charges	1.4	17.1	0.3	0.4	12.7	11.3

TOTAL EARNINGS (LOSSES)	30,124.3	19,963.9	16,740.3	20,782.3	33,289.1	(28,499.9)

Total Fixed Charges(*)	1.4	17.1	0.3	0.4	12.7	11.3

Ratio of earnings to fixed charges	21,517	1,167	55,801	51,956	2,621	—

(*)	Fixed charges consists of interest expensed.